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                                                                   Exhibit 99 ak

                         [LOGO OF ZENITH APPEARS HERE]


                             U.S. Owned Facilities

                               Property Summary
                                      and
                                Value Estimates



                                  Prepared by

                          [LOGO OF ESG APPEARS HERE]


                                February, 1998
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                         [LOGO OF ZENITH APPEARS HERE]


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TABLE OF CONTENTS

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1.  EXECUTIVE SUMMARY


2.  HEADQUARTER BUILDING
    PLANT #31

3.  MELROSE PARK FACILITY
    PLANT #25

4.  FRANKLIN PARK FACILITY
    PLANT #45

5.  MCALLEN FACILITY
    PLANT #15
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                         [LOGO OF ZENITH APPEARS HERE]

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EXECUTIVE SUMMARY

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Purpose of the Report

We have prepared the following report at the request of Mr. Richard Vitkus in an effort to assist Zenith in its desire to properly evaluate the U.S. real estate portfolio. Our evaluation is from a disposition perspective and focuses on issues that aid or hinder the salability of the respective properties and the ranges of values we believe will be realized if the properties are taken to market. In addition, we prepared this report for review by board members at the February 26, 1998 board meeting and made it as concise as possible. Substantiating data such as sale comparables and discounted cash flow analysis have been provided as a more extended version of this report on a property by property basis and given to Mr. Vitkus.


Due Diligence/Investigation

Value conclusions are based upon inspections of each asset, proformas based on what we know are good assumptions, sale comparable data and "conceptual" conversations with purchasers. At no time have we disclosed Zenith's name or the specific location of any facility. We have treated this assignment as a confidential investigation for the purpose of assisting in Zenith's strategic planning. Our conclusions and recommendations can be further refined at a time when third parties can evaluate the facility directly for feedback on such things as salvage value and purchase price.
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                         [LOGO OF ZENITH APPEARS HERE]

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EXECUTIVE SUMMARY

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Value Range Estimates
Headquarters Building (Plant #31)       $  27.0-30.0 mm
526,266 square feet, suburban office
Investor Buyer

Melrose Park (Plant #25)                $  2.8 - 4.0 mm
936,540 sf, manufacturing
User Buyer/Sale Leaseback

Franklin Park (Plant #45)               $  3.5 - 4.0 mm
211,941 sf, warehouse
Investor Buyer

McAllen Texas (Plant #15)               $  0.9 - 1.2 mm
50,000 sf, warehouse
Investor/User Buyer                        ____________

Total:                                  $ 34.2- 39.2 mm

Environmental

All of our conclusions are exclusive of any environmental considerations. We understand there is a desire of not wanting to proactively investigate the possibility of contaminants, however if Zenith proceeds to a sale, we recommend that a thorough investigation be done prior to going to market.

All buyers will undertake an investigation prior to committing funds. We believe it would be a negotiating disadvantage to have such a buyer in possession of more data than us and to be in a position of educating us on our own site. In addition, there may be logical proactive steps to take prior to a sale that can save costs and limit the concern by a buying group.
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                         [LOGO OF ZENITH APPEARS HERE]

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HEADQUARTER BUILDING
GLENVIEW, IL.
PLANT #31

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Property Description

Improvements:  The subject is a seven story office building with approximately
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526,266 square feet and an eighth floor penthouse, built in 1974.  There is parking for 1,083 cars resulting in a ratio of 2.1 per 1,000 square feet of nra. There are 6 passenger and 1 freight elevator, or one per 87,700 square feet of nra. Roof and mechanical systems are original.

Land - Lot 2:   "Lot 2" is the common reference for the site. It contains
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approximately 39.821 acres and is Zoned I-1 which allows business, office and professional type uses including the existing use. Access is provided by Zenith Dr. which intersects with Milwaukee Avenue at a lighted intersection. There is no frontage along Milwaukee as two additional lots, referred to as Lots 3 & 4, owned by Town & Country Homes, creates a buffer between Milwaukee Ave. and the Subject. There is approximately 1,400 feet of frontage along the I-294. There is the potential to construct additional office space on the site.

Property Tour Conclusions
Several of us have toured the facility many times and agree on the following conclusions as it relates to a purchaser's analysis and the salability of the subject.

Positives:  Foremost, property fundamentals are very strong.  The location in
---------                                                         --------
Glenview near the hotel and other office properties is very good. Surrounding population density, income and housing stock have helped to keep demand for office space high. Second, visibility along the Tri-State Tollway is excellent.
                            ----------
The
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                         [LOGO OF ZENITH APPEARS HERE]

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HEADQUARTER BUILDING
GLENVIEW, IL.
PLANT #31 (Cont'd)

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building is very prominent and maintains a high profile for any tenant whose name or address reflects that of the subject.  Third, access, is very good.
                                                      ------
There is a lighted interchange directly into the subject on Milwaukee Avenue, a major artery. In addition, proximity to Willow Rd.'s full interchange with I-294 makes accessibility practical for a wide range of suburbs. The building's layout
                                                                          ------
within the site is practical and somewhat flexible given the amount of land available to create solutions for shortfalls that might arise based on tenant use. The potential to build an additional building on this site is high as well.

Challenges:  The challenges we noted include Floor plates  which are less than
----------                                   ------------
optimal given the large size and off-center core configuration. These large floor plates result in a lower overall rental rate for underwriting. Secondly, existing build-out and finishes which are not reusable and will need to be
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gutted, result in an increase of initial tenant build out costs.  Finally, the parking ratio of 2.1/1,000 sfnra is below the desired standard of 4 per thousand. We believe capacity can be increased because of the parcel size, reducing the impact of the problem. In addition, buyers will plan for capital expenditures on the roof, mechanical systems and the parking lot, as all are
                    --------------------------------------------
original and near the end of their useful life

Values
Our approach to value is based on the analysis of three different buyer profiles and their respective motivations. Value estimates are different for each, as are various other pro's and con's, such as timing and ability to close. We have enclosed a chart that summarizes the differences for each later in this section.
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                         [LOGO OF ZENITH APPEARS HERE]

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HEADQUARTER BUILDING
GLENVIEW, IL.
PLANT #31 (Cont'd)

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Discounted cash flow analysis and sale comparable data are the two main sources of information we have used to reach our conclusions.


Headquarter Building (Plant #31, Lot 2):
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Office User:             $30mm to $33 mm
Real Estate Investor:    $27mm to $30 mm
REIT Sale/Leaseback:     $25mm to $33 mm
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                         [LOGO OF ZENITH APPEARS HERE]

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2407 NORTH AVE
MELROSE PARK, IL.
PLANT #25

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Property Description

Improvements:  The subject is a three level tube manufacturing facility with
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approximately  950,000 square feet. Zenith purchased the facility from a bakery company in 1965. There is parking for 880 cars in addition to 13 truck docks. Clear heights are 10' in the basement, 12.5' on the first level and 9 - 15' on the second level. 80% of the building is sprinklered.

Land:   The site contains approximately 21.5 acres and is zoned for
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industrial/manufacturing and permits the existing use.  Access is provided by curb cuts on both North Ave. and 25th Ave. The property is also served by rail which has not been utilized by current Zenith operations. I-294 is approximately
2.5 miles west and I-290 is approximately 2 miles south of the subject.

Property Tour Conclusions

Challenges: After four of us had a detailed tour of the building, we concluded
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that the basement and third floors have limited practical reuse given the inaccessibility and low ceiling heights. Access to all floors is limited to one freight elevator (there are no ramps), stairwells and small cutouts for conveyor belts. In addition, ceiling heights are too low, less than 9' clear in the basement and 14' on the third floor, for practical storage use. As a result we view the main floor of 553,000 sf as the realistic size of the Facility for comparisons to other per square foot sales and rentals.

Evaluation of the main floor itself is hindered by the amount of concrete demising walls and suspended ceilings, resulting in a rough and wide demolition cost
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2407 NORTH AVE
MELROSE PARK, IL.
PLANT #25 (CONT.)

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estimate of $3-4 psf.  The information we have received does not indicate which walls are load bearing and where useable clear heights can be achieved. Both elements are crucial for targeting a reuse value for storage to the first floor and demolition costs. Finally, there are 13 truck docks for the entire building, an amount far below that which would be required for a storage or distribution use. The desired number could easily double, creating an additional capital cost for the purchaser.

Positives: The positives, and there are some, include the location along North
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Ave. which has potential for continued manufacturing or redevelopment as retail.
Access and visibility are also good.

Value(s)
Our approach to value is based on an analysis from the perspective of four different buyer profiles we consider logical for the Facility. Value estimates are different for each, in addition to other pro's and con's for each buyer type. We have enclosed a chart that summarizes the differences for each later in this section. In general the breakdown is as follows:

     Industrial User/Buyer:                       $2.8mm - $4.4mm
     Retail Developer:                            $2.7mm - $2.9mm after demo.
     Industrial Speculator:                       $0.0 No interest
     REIT Sale Leaseback:                         $4.6mm to $7.4mm depending
                                                  on rent.
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                         [LOGO OF ZENITH APPEARS HERE]

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2155 N. ROSE STREET
FRANKLIN PARK, IL.
PLANT #45

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Property Description

Improvements
------------
The subject property is a single story warehouse facility consisting of approximately 220,000 S.F. on a 9.2 acre site located at 2155 Rose Street, Franklin Park, Illinois. The facility could be utilized for either warehouse/ distribution or manufacturing, however, it is currently used as a warehouse/distribution facility for which it is most suited.

Property Tour Conclusions

Positives
---------
The Facility contains approximately 220,000 S.F. and is located on a site with approximately 9.2 acres. After a detailed tour of the building, we concluded that the building appears to be well maintained and in good condition given its age. Per Mr. Ed Reszke, the entire building was re-roofed in 1995.

The building is well docked having 26 exterior docks and 4 interior docks and good clear height of primarily 20' clear and 22' clear in approximately 53,000 S.F. The building is also rail served which is a benefit, although we understand the rail is not active and would require some costs to activate. The building can also accommodate outside storage for about 25 trailers. The facility is well located with good access to major expressways and thoroughfares. A full interchange at I-294 and North Avenue is approximately
2.5 miles west of the Facility in addition to a full interchange at I-290 approximately 2 miles south.
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                         [LOGO OF ZENITH APPEARS HERE]

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2155 N. ROSE STREET
FRANKLIN PARK, IL.
PLANT #45 (CONT.)

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Challenges
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Car parking is limited, however there is a possibility to park cars in the area that used to contain the water tower, further investigation needs to be done to qualify this area.

The property is also located in Cook County, which typically has higher real estate taxes than the surrounding counties. Users are attempting to reduce their occupancy cost. One way to achieve this goal is to move to DuPage County where real estate taxes are roughly one-half of Cook County. Many users have chosen to relocate to these collar counties.

Market
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The Property is located in the East O'Hare submarket which has 65,000,000 S.F.
of industrial space, one of the largest in the Chicago area. The current vacancy rate is approximately nine (9%) percent in the submarket. Demand has been strong during the past 2 years.

The general area will provide a good base of prospective user/buyers.
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                         [LOGO OF ZENITH APPEARS HERE]

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2155 N. ROSE STREET
FRANKLIN PARK, IL.
PLANT #45

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Value(s)

Our approach to value is based on an analysis from the perspective of three different buyer profiles we consider logical for the Facility. Value estimates are different for each, in addition to other pro's and con's for each buyer type. We have enclosed a chart that summarizes the differences for each later in this section. In general the breakdown is as follows:

          Industrial User/Buyer:                  $4.4-$5.3 Million
          Industrial Speculator:                  $3.5-$4.0 Million
          REIT Sale Leaseback:                    $4.2-$4.9 Million depending
                                                  on rent.

Environmental

All of our conclusions are exclusive of any environmental considerations, pursuant to your instruction. We understand your current position of not wanting to proactively investigate the possibility of contaminants, however if Zenith proceeds to a sale, we recommend that a thorough investigation be done prior to going to market.

All buyers will undertake an investigation prior to committing funds. We believe it would be a negotiating disadvantage to have such a buyer in possession of more data than us and to be in a position of educating us on our own site. In addition, there may be logical proactive steps to take prior to a sale that can save costs and limit the concern by a buying group.
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                         [LOGO OF ZENITH APPEARS HERE]

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6601 SOUTH 33/rd/ ST.
MCALLEN, TX.
PLANT #15

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Property Description

Improvements
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The subject property is a single story warehouse/production facility consisting of approximately 52,500 S.F. on a 3.7 acre site located at 6601 South 33/rd/ Street, McAllen, Texas. The facility is currently owned by the Zenith Corporation however, the land is leased from the McAllen Economic Trade Corporation on a 99 year lease with approximately 77 years remaining.

Property Tour Conclusions

Positives
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The Facility contains approximately 52,000 S.F. on a 3.7 acre site, with 15,000
S.F. of finished office area. The facility has a single roof line, which would allow for reduction of finished office space.

The condition of the building appears to be good and is situated on the McAllen Economic Trade Zone, which is a gated and contained industrial park.

The building is approximately 25' clear and has 4 exterior loading docks, trailer storage for 31 trailers and parking for 79 cars.
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6601 SOUTH 33/rd/ ST.
MCALLEN, TX.
PLANT #15
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Challenges
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Although the building is a modern functional facility some buyers are going to have a problem purchasing a building and not having title to the land because of the land lease. The property also appears to be over improved with office space with for most users will require a demolition of the office space down to a more typical office percentage of 10% or 5,000 S.F.

The building also includes a second floor mezzanine which may or may not have any value to a prospective buyer therefore no value should be placed on a second floor space. This may also create a problem in reducing the office space. In addition, there is a Right of First Refusal in the ground lease which creates a slight burden from the marketing perspective.

Market
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The City of McAllen is located within the Rio Grande Valley area, which has seen a significant influx of corporations as a result of NAFTA. Companies have established plants in Mexico and the United States in what is commonly known as a "Maquiladora". The property is zoned I-2 for heavy industrial, which should allow for almost all types of manufacturing, so long as the use does not adversely affect the environment.
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                         [LOGO OF ZENITH APPEARS HERE]

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6601 SOUTH 33/rd/ ST.
MCALLEN, TX.
PLANT #15

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Value(s)

Our approach to value is based on an analysis from the perspective of two different buyer profiles we consider logical for the facility. Value estimates are different for each, in addition to other pro's and con's for each buyer type. We have enclosed a chart that summarizes the differences for each later in this section. In general the breakdown is as follows:

          Industrial User/Buyer:                  $.9-$1.2 Million
          Industrial Speculator:                  $.7-$.95 Million


Environmental

All of our conclusions are exclusive of any environmental considerations, pursuant to your instruction. We understand your current position of not wanting to proactively investigate the possibility of contaminants, however if Zenith proceeds to a sale, we recommend that a thorough investigation be done prior to going to market.

All buyers will undertake an investigation prior to committing funds. We believe it would be a negotiating disadvantage to have such a buyer in possession of more data than us and to be in a position of educating us on our own site. In addition, there may be logical proactive steps to take prior to a sale that can save costs and limit the concern by a buying group.